August 17, 2007

Mr. Drew Cadenhead
c/o TAG Oil Ltd.
PO Box 183
117 Powderham Street
New Plymouth, New Zealand

Dear Mr. Cadenhead:

Re:	Termination of Employment

Pursuant to our previous discussions and as we have both agreed along with the Board of TAG Oil Ltd.’s (the “Company”) support, the Company needs to make some strategic changes in the management of the Company and, as a result, your employment with the Company will end effective September 1, 2007. As a result of the termination of your employment, the Company is prepared to provide you with the following severance package in recognition of the contributions you have made to the Company over the past several years and to assist you in transitioning to new opportunities:

1.	Payment for Days Worked. You will be paid your regular base salary, up to and including September 1, 2007, less applicable statutory deductions.

2.	Vacation Pay. You will be paid for all accrued but unused vacation days, up to September 1, 2007, less applicable statutory deductions.

3.

Initial Severance Payment. You will be paid the sum of CAD$50,000, less applicable statutory deductions. This amount is inclusive of any entitlements you may be entitled to receive under either British Columbia or New Zealand employment standards legislation.

4.

Benefits Coverage. The Company will continue your health and dental insurance coverage until the completion of the consulting period set out below. All other company- sponsored benefits, including long term disability insurance coverage, terminate effective September 1, 2007. You may have the option to convert your group life insurance policy to an individual plan within 31 days from the termination of your employment. Questions regarding group life conversion should be discussed with Linda Randsley at Southern Cross, who can be reached at 06 759-9979.

5.

Consulting Period. Following September 1, 2007, you agree to provide consulting services to the Company for three months, in order to assist with the orderly transition of the Company’s business. In exchange, the Company shall pay you the sum of CAD$1,000 per full day of work, with a minimum CAD$10,000 payment per month based on ten days of work per month. Any days of work required over ten days per month must be approved by Garth Johnson in advance. This consulting agreement may be extended by mutual agreement for a further three months on the written agreement of both parties.

6.

Relocation Expenses. The Company shall reimburse you for all reasonable expenses incurred in relation to moving your family and possessions from New Zealand to North America, to a maximum amount of CAD$30,000. You shall be reimbursed within 30 days of receipt of appropriate documentation substantiating such expenses. Upon approval in advance by the Company, certain of these costs may be advanced to you or paid directly by the Company.

7.

Final Severance Payment. Upon the completion of an orderly transition of duties to Garth Johnson, consisting of (but not limited to) transferring records (hard copy and electronic), returning assets, liaise, as necessary and as requested by the Company, with shareholders, employee’s, ministry officials and joint venture partners during the consulting period set out above, the Company on November 30, 2007 will pay you the sum of CAD$355,600, less applicable statutory deductions which, in conjunction with the initial termination payment set out above, constitutes a total of 16 months’ salary.

8.

Stock Options. Subject to applicable securities legislation, all existing options shall continue to vest until the completion of the consulting period and shall be exercisable for a further 30 days following the expiration of that consulting agreement.

9.

Resignation as Director and Officer. You will resign as a director and from any other office you hold at the Company and any of its subsidiaries, including without limitation, TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited and Cheal Petroleum Limited. A copy of a resignation letter is attached for your signature.

10.	Release of Claims. In exchange for the payments set out above, you agree to sign a written release of any and all claims you may have against the Company in the form attached to this letter.

You may accept this offer by signing this letter and the enclosed Release and returning them to us before August 24, 2007. We ask that you carefully consider this offer and seek whatever professional advice you require.

By signing this letter below, TAG Oil Ltd. undertakes not to speak ill of you in any way whatsoever now or hereafter.

If you have any questions about the content of this letter, please feel free to contact me at 604-609-3351.

Again, we want to thank you for the contributions you have made to the Company and wish you all the best in your future endeavours.

Yours truly,

Garth Johnson
Chief Financial Officer

/gj

Enclosures

Acknowledged and agreed to this __________ day of August, 2007.

Drew Cadenhead